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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

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                                   ELTEK LTD.



6-K Items


     1. Eltek Ltd. announces appointment of new CFO.


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                                                                          ITEM 1



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Eltek Ltd. today announced that Amnon Shemer has joined the company as its chief financial officer. Mr. Shemer succeeds Dov Frumovich who decided to leave the company to pursue other business opportunities. Mr. Frumovich agreed to remain with the company during a transitional period.

Prior to joining Eltek and since January 2003, Mr. Shemer, 45, was managing director for Mea Control Transfer Ltd., a company that provides investment banking services. From June 1995 until August 2002, Mr. Shemer was vice president of finance for Mentergy Ltd., a publicly-traded company that provides e-learning solutions and satellite communications services.
Mr. Shemer holds a B.A. in Economics and Business Administration from Bar-Ilan University and an M.A. degree in Economics from Bar-Ilan University.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ELTEK LTD.
                                     ----------
                                     (Registrant)



                                     By: /s/Arieh Reichart
                                         -----------------
                                         Arieh Reichart
                                         President and Chief Executive Officer



Date:   March 3, 2004